Item 3
ICICI Limited

News Release                                                  June 23, 2000

ICICI Infotech acquires US$10 million Ivory Consulting Group, USA

ICICI Infotech Services Limited (IISL), a wholly owned subsidiary of ICICI Limited (NYSE: IC) today announced the acquisition of US based Ivory Consulting Group (ICG), a major software services provider in the USA with an annual revenue of US$10 million. The acquisition has been undertaken by the New Jersey based ICICI Infotech Inc., the US arm of IISL. The acquisition will provide ICICI Infotech Inc. a strong customer base and a highly skilled technical resource pool, thereby enabling the company to get a strong resource and client base in the US market.

ICICI Infotech Inc. plans to undertake offshore development work from the US as well as execute on-site projects. The offshore development segment of the business of ICICI Infotech Inc. would be supported by IISL's 180,000 square ft. development facilities and state of the art data center, located in Mumbai.

The acquisition is part of IISL's global strategy to rapidly establish its presence in the international markets. The Company has plans to foray into major software markets around the world and USA forms a substantial part of it. Recently, IISL also tied-up with the Emirates Bank Group to set-up a joint venture in Dubai, aimed at tapping the Middle-East markets for software development.

ICICI Infotech Inc. will offer its services not only for the Financial Services sector where it has domain expertise, but also to other major industries like Healthcare, Retail, Telecommunication, Utilities etc. where the company can add value through its world class technical resources. IISL has already done pioneering work in web solutions, e-commerce and m-commerce; this expertise will be utilized to enable the US customers to take advantage of emerging opportunities.

Mr. Nathan Shivakumar, President of Ivory Consulting Group will now be the President of ICICI Infotech Inc. and will be responsible for leading and guiding the team to achieve ICICI Infotech Inc's mission to partner with clients in USA in their goal to achieve sustainable competitive advantage. This acquisition complements ICICI Infotech's financial strength, domain expertise, project management experience and world-class infrastructure with the skilled technical resources and established customer base that ICG has, with intentions to emerge as one of the leading providers of software services in the US market.

About ICICI Infotech Services Limited

ICICI Infotech Services Limited, a leading software solutions and services provider based in India, was established in October 1993. It is a wholly owned subsidiary of ICICI Limited (NYSE: IC). It was formed by consolidating the software and other IT personnel from across ICICI Group companies along with a large number of domain experts under the ICICI Infotech banner. The company's business operations can be broadly divided into three distinct areas namely end-to-end solutions in software development and consultancy for the banking and finance industry; e-commerce and web-enabled services across verticals; and IT-enabled services. Even as it continues to empower the US $ 17 billion ICICI Group to become a technology savvy conglomerate, IISL is reaching out to address the IT needs of organisations beyond the ICICI Group. As a result of IT driven innovations and efficient work processes IISL was awarded ISO 9001 and IQ Net certifications by Standards Australia.

About Ivory Consulting Group

Ivory Consulting Group (ICG) is a division of Ivory International Inc.. founded in the year 1993 and has been in the Information Technology business since February 1996. Headquartered in New Jersey, USA its operations have grown rapidly in the last two years. It has an experienced management team and marketing capabilities with a large pool of consultants having skill sets in web technologies.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement various projects, our strategy, our ability to integrate the business of Ivory Consulting Group, our growth and expansion, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited, the parent company of ICICI Infotech Services Limited, with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further information contact:
Mr. V. Srinivasan on +91-22-4906000 or email to srinivasan@icici.com